China Discovery Acquisition Corp.
and
HeNan Smart Food Company
"Si Mei Te"

Investor Presentation



Safe Harbor Statement

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about China Discovery Acquisition Corporation ("China Discovery"), HeNan Smart Food Company ("Si Mei Te" or the "Company") and their combined business after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of China Discovery's and Si Mei Te's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

- Continued compliance with government regulations;
- Changing legislation or regulatory environments;
- Requirements or changes affecting the businesses in which Si Mei Te is engaged;
- Industry trends, including factors affecting supply and demand;
- Labor and personnel relations;
- Credit risks affecting Si Mei Te's revenue and profitability;
- Si Mei Te's ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
- Changing interpretations of generally accepted accounting principles;
- General economic conditions; and
- Other relevant risks detailed in China Discovery's filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. Neither China Discovery, nor Si Mei Te assumes any obligation to update the information contained in this presentation.

Additional Information and Where to Find It:

In connection with the proposed transaction and required shareholder approval, China Discovery will submit to the Securities and Exchange Commission a copy of its proxy statement under cover of a Form 6-K, which proxy statement will be mailed to its shareholders. China Discovery shareholders and other interested persons are urged to read the proxy statement and other relevant materials when they become available since they will contain important information about China Discovery, Si Mei Te and the proposed transaction with Si Mei Te. Such persons can also read China Discovery's proxy statement for a description of the security holdings of the China Discovery officers and directors and their respective interests in the successful consummation of the proposed transaction. The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed transaction. China Discovery shareholders may obtain a free copy of such filings at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of such filings can also be obtained, without charge, by directing a request to China Discovery (70 Cao Bao Rd., Building C, Suite 1302, Shanghai, China). Such documents are not available as of the date this presentation was filed with the SEC.

Participants in Solicitation:

China Discovery and its directors and executive officers and Si Mei Te and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of China Discovery ordinary shares in respect of the proposed transaction. Information about the directors and executive officers is set forth in the proxy statement that will be filed with the Securities and Exchange Commission under cover of a Form 6-K.

Transaction Highlights

Transaction Highlights

Transaction:

- China Discovery Acquisition Corp. through intermediary entities, will acquire 100% of the equity shares of HeNan Smart Food Company ("Si Mei Te").
- Initial consideration is 14.7 million shares and $3.0 million in cash.
- An additional 6.8 million incentive shares will be earned if specified net income targets are achieved.
- An additional $5.0 million will be earned if 75% or more of China Discovery's public warrants are exercised.

About Si Mei Te:

- Ranked among the top 5 instant noodle producers in China based on market share.(1)
- Focused on second tier cities and counties which represent 70% of the market for instant noodles in China.(1)
- Extensive distribution network in China consisting of approximately 1,000 distributors in 22 provinces.
- Revenue increased 29% to $175.8 million for the twelve months ending December 31, 2008.
- Net Income increased 91% to $22.7 million for the twelve months ending December 31, 2008.

About China Discovery Acquisition Corp.:

- China Discovery Acquisition Corp., a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business having its principal operations located in the People's Republic of China.
- China Discovery consummated its initial public offering on June 18, 2007 and generated aggregate gross proceeds of $34.5 million.

(1) Source: National Bureau of Statistics of China.

Industry Overview

Instant Noodle Overview

Instant Noodles Explained

- Instant noodles are made primarily from wheat and are either fried in oil or air dried.
  - Main raw ingredients are vegetable or palm oil, and flour.
- Flavoring is provided by separate packets or by flavoring the noodles themselves.
- Instant noodles are sold in pouches or cups/bowls.
  - It takes only 3 to 5 minutes to cook the noodles by boiling or soaking in hot water.
- Some of the key selling points of instant noodles are their taste, affordability, convenience, and easy preparation.
- In China, instant noodles are typically sold for:
  - Pouches: Less than 2 RMB Each ($0.29)
  - Cup/Bowl: Less than 4 RMB Each ($0.58)

Typical Manufacturing Process for Instant Noodles



The flour is mixed and kneaded in a mixing machine.
Sheets of noodle material are cut into fine strands.
The noodles are separated into meal-sized blocks which are shaped in molds.
Flour is transported by truck to storage silos.
The dough is stretched on rollers.
Pre-steaming gelatinizes the noodles for easier digestion.
Noodles are cooked in oil and dried for good storage and quick preparation by the consumer.
(Non-fried noodles are dried by hot air)
Market
The end! Packages of noodles are packed in boxes for shipping.

Attractive Industry Dynamics

China has the World's Largest Instant Noodle Market

- China's instant noodle market totaled 50.1 billion, or 51%, of the 97.9 billion servings of instant noodles sold globally in 2007, according to the World Instant Noodle Association.
- Euromonitor valued China's instant noodle sales at RMB 59 billion ($8.6 billion) in 2008, up 8.6% from RMB 54.3 billion in 2007.

Instant Noodles are a Consumer Staple with Steady Growth Prospects

- Euromonitor forecasts China's instant noodle market will grow 6.1% annually through 2013.
- Affordability and convenience factors make instant noodles resistant to economic downturns.
  - Economy-priced noodles can cost as low as 1 RMB ($0.15).
- Instant noodle sales are primarily driven by population, income level, and lifestyle.
  - China continues to urbanize, resulting in many consumers choosing instant noodles for its convenience and ease of preparation.

Other Growth Opportunities Exist Outside of Large Cities and via Consolidation

- Significant opportunity for growth exists in 2nd and 3rd tier cities.
  - Despite commanding a 49.9% share in upper-tier cities, Ting Hsin International Group (Tingyi), the largest player in the instant noodle market in China, had only a 26% share of China's instant noodle market in 2007 when China's small cities and villages are included. (1)
  - Rapid economic growth in China has given consumers additional disposable income.
- There are significant opportunities for consolidation.
  - The top five instant noodle producers make up 58% of the market. (2)
  - The rest of the market is highly fragmented.

(1) Source: China Market Research Group
(2) Source: National Bureau of Statistics of China.

Market Analysis and Forecast

Instant Noodles Servings (2007)



Others
20%
Vietnam
4%
USA
4%
Japan
6%
Indonesia
15%
China / Hong Kong
51%

Total 2007 Global Servings: 97.9 Billion

Top 10 Countries by Per Capita Consumption (2007)

Country	Instant Noodle (Packets)
Indonesia	65.2
South Korea	64.4
Vietnam	43.4
Japan	42.0
Malaysia	40.7
China / Hong Kong	37.7
Taiw an	37.0
Thailand	31.7
Singapore	30.0
Philippines	27.6

Note: U.S. per capita consumption is 13.7

China Sales of Noodles (USD in Millions): 2008 - 2013



CAGR: 6.1%
$15,000
$12,000
$9,000
$6,000
$3,000
$0
$9,325
$104
$540
$5,733
$2,948
2008A
$10,025
$109
$575
$5,982
$3,359
2009E
$10,697
$114
$607
$6,179
$3,797
2010E
$11,327
$118
$634
$6,320
$4,255
2011E
$11,925
$122
$660
$6,410
$4,734
2012E
$12,514
$125
$683
$6,469
$5,237
2013E
Cups/bowl instant noodles
Pouch instant noodles
Plain noodles
Snack noodles

Key Observations

- Market projected to grow 34% in size by 2013.
- China is the global consumption leader but ranks only sixth in terms of per capita consumption.
- Cups/bowl instant noodles saw the strongest growth in 2008 (16% increase YoY) due to their convenience over noodles sold in pouches.
- Many companies have withdrawn economy noodle offerings due to raw material cost increases from 2007-2008.
- Unit pricing is forecast to continue increasing.
- Cups/bowl segment is projected to continue to grow.
- Healthier oil-free or non-fried instant noodles are expected to be increasingly popular.

Source: Euromonitor, World Instant Noodles Association

Note: USD / RMB Exchange Rate set at RMB 6.8

Competitive Landscape

Market Share Breakdown - 2007
(Based on Retail Sales)

Rank	Company	2007
1	Ting Hsin International Group (1)	27.2%
2	Hebei Hua Long Food Co Ltd (1)	15.8%
3	Uni-President Enterprises Corp	7.0%
4	Baixiang Food Group	6.0%
5	Henan Si Mei Te Food Co Ltd	5.2%
6	Hebei Zhongwang Food Group Ltd	4.6%
7	Guangdong Jinfeng Enterprise Co Ltd	3.6%
8	Henan Nanjiecun Group Ltd	2.8%
9	Huafeng Food Industrial Co Ltd	1.3%
10	Nong Shim Co Ltd	1.3%
	Others	25.3%
	Total	**100.0%**

(1) Publicly traded companies

Market Commentary

- The market is dominated by three major players, which includes Ting Hsin International Group (Tingyi), He Bei Hua Long (a joint venture with Nissin Foods Holdings, Co., Ltd.), and Uni-President.
  - Represent 68% of market share in terms of value in China's large cities and 48% across the country.
- Attempts to grow 2nd and 3rd tier cities include:
  - In 2003, Tingyi formed a joint venture with Hebei Zhongwang Food Group.
  - In 2004, Nissin bought shares in Hebei Hua Long.
- Highly fragmented market presents opportunities for consolidation.

Source: Euromonitor.

Business Overview

Si Mei Te Company Overview

- Si Mei Te is the fifth largest instant noodle producer in China.
  - Headquartered in Henan province.
  - Currently has the capacity to produce 2.3 billion packages annually (1.7 billion produced in 2008).
- Offers 7 distinct product lines to meet the demands of consumers.
- 80+ varieties of award winning, high quality instant noodle products catering customers of all ages and income levels.
  - Currently targets the low-to-mid market segments (from RMB 0.50 to RMB 4.00 per serving).
  - Sold in 22 province-level regions.
  - Well-known brand: Spends over RMB 20 million in television advertisement.
- Cost efficient, vertically integrated operations.
- ISO 9001:2000 certified.

Si Mei Te Company History

1991 | 1995 | 2000 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009

1991: Si Mei Te was founded as Xihuafeng Flour Plant.

1995: Entered into a joint venture with Nouanz to form HeNan Si Mei Te Foods.

2000: Recognized by the Administration of Industry and Commerce for its brand awareness.

2001: Ranked as a top 10 producer of instant noodles in China.(1)

2003: Announced the hiring of Wang Guancun, who is the current CEO.

2004: Awarded "Henan Province QC Exempt" status and "Famous Brand of Henan Province" title; "State Agriculture Industrialization Leading Enterprise" title granted by Ministry of Agriculture.

2005: Ranked in the top 50 food producers in Henan and top 100 in all of China.(1)

2006: Ranked in the top 10 leading brands in the food industry of Henan.(2)

- Received ISO 9001:2000 in recognition for its quality management system.

2008: Received A-level quality license in recognition for its hygienic product offering.



(1) Source: National Bureau of Statistics of China.
(2) Source: Governor's Office of Henan Province

Product Offering Details

Product Series	Price Range	Target Market	Production Description
 *(Si Yuan)*	RMB 0.90 to RMB 1.80	Mid-to-high income families, college students, blue-collar	One of the leading brands of mid-priced range instant noodles that is increasing its national brand awareness
 *(Super Si Mei Te)*	RMB 1.00	All income families, students, blue collar	Contains large portions, low price, and fresh vegetables with extra nutrition
 *(Gou Wei)*	RMB 0.50 to RMB 1.00	All income families, students, blue collar	Focused on Sichuan province and the Northeast region markets by providing a product catered to regional tastes
 (Zi Ran Yi Pai)	RMB 0.80	All income families, students, blue collar, rural markets	Traditional product that is both natural and flavorful and provides larger portions at an affordable price. Well-established in Shanxi and Hebei
 *(Si Mei Te)*	RMB 0.50	Rural markets	Unique brand that has been established for generations that is known for its affordability, smaller portions, and lighter taste
 *(Crispy Noodle)*	RMB 0.50	Elementary & Middle school children	New product offering that is appetizing and has a crispy texture
 *(Shi Shang)*	RMB 2.00 to RMB 10.00	Mid-to-high income families, college students, white-collared	Newest product offering that provides a variety of specialized flavors with softer and smoother texture noodles. Includes a large vegetable packet for increased nutrition

Production Facilities / Distribution Network

Facilities Map


XINJIANG UYGHUR AUTONOMOUS REGION
TIBET AUTONOMOUS REGION
QINGHAI
GANSU
INNER MONGOLIA AUTONOMOUS REGION
HEILONGJIANG
LIAONING
BEIJING
HEBEI
TIANJIN
SHANXI
SHANDONG
SHAANXI
HENAN
JIANGSU
ANHUI
SHANGHAI
SICHUAN
HUBEI
ZHEJIANG
HUNAN
JIANGXI
GUIZHOU
FUJIAN
YUNNAN
GUANGDONG
TAIWAN
HONG KONG S.A.R.
MACAU S.A.R.
HAINAN
LEGEND
Headquarters
Production Center

- Si Mei Te headquarters occupies a 131,960 m² area with 4 large scale manufacturing centers. It includes 26 production lines consisting of 3 flour processing plants, 2 seasoning plants and 1 packaging plant. It produced over 1.7 billion packages of Instant Noodles in 2008.

Distribution Network

- Maintains a transportation fleet of approximately 2000 vehicles.





Management Team

Wang, Youli (王有利): Chairman / Founder - 45 years old

- Joined Si Mei Te in 1995 as a founding member.
- Has more than 25 years of experience in production management and R&D in relation to food production.
- Member of municipal party committee of Jiaozuo and a representative of PRC National People's Congress.

Meng, Fanyou (孟繁有): Vice-Chairman - 48 years old

- Joined Si Mei Te in 2001 and is in charge of management functions.
- Has more than 20 years of experience in the food industry.
- Holds B.S. in Physics from Beijing Normal University.

Wang, Guanqun (王冠群): Chief Executive Officer - 36 years old

- Joined Si Mei Te in 2003 and is in charge of business operations.
- Has more than 12 years of experience in the food industry, including past roles as CEO of Tianjin Qunying Trading, supervisor of Tianjin Dingyi Foods, and various sales positions at Henan Guohua Noodle, Zhengzhou Xueyang Foods, and Tsingyi Instant Noodle.
- Previously worked at Ting Hsin Group as a manager in 1998.

Hu, Ye (叶虎): Chief Financial Officer

- Joined Si Mei Te in 2009.
- Has over 19 years of financial experience. Past roles include CFO of Odysys International Ltd., CFO of BOCO Enterprises Ltd., CFO of EMarket Holding Group Corp. and CFO of China Shen Zhou Mining & Resources, Inc.

Financial Summary

Historical Financial Summary

SMT

Si Mei Te Historical Income Statement Highlights *(USD in thousands)*

	Year Ended December 31,		
	2006	**2007**	**2008**
Revenue	**$108,679**	**$136,059**	**$175,387**
% Growth	--	25.2%	28.9%
Gross Profit	**$22,255**	**$31,126**	**$46,103**
% Gross Margin	20.5%	22.9%	26.3%
% Growth	--	39.9%	48.1%
Operating Income	**$9,463**	**$16,470**	**$27,970**
% Operating Margin	8.7%	12.1%	15.9%
% Growth	--	74.0%	69.8%
Net Income	**$9,453**	**$11,963**	**$22,730**
% Net Profit Margin	8.7%	8.8%	13.0%
% Growth	--	26.6%	90.0%

Source: Si Mei Te.

Note: For 2008, 2007 and 2006, the average conversion rates of RMB to USD are 6.9351, 7.5973 and 7.9579 respectively.

Recent Financial Results



(Dollars in Thousands)
$20,000
$15,000
$10,000
$5,000
$0
Jan - 08
Jan - 09
Feb - 08
Feb - 09
Revenue
Gross Profit
Pre-Tax Income
Net Income

Note: USD / RMB Exchange Rate set at RMB 6.8.

Balance Sheet Highlights

Si Mei Te Historical Balance Sheet Summary *(USD in thousands)*

	Year Ended December 31,		
	2006	**2007**	**2008**
Cash [1]	$5,707	$5,796	$17,766
Current Assets	$28,350	$31,034	$43,793
Total Assets	$40,371	$44,804	$59,806
Current Liabilities [2]	$38,411	$41,699	$56,581
Total Liabilities	$38,411	$42,265	$57,185
Total Debt	$13,602	$14,096	$16,537
Total Shareholders' Equity	$1,959	$2,539	$2,621

Source: Si Mei Te.

Note: For 2008, 2007 and 2006, the conversion rates from RMB to USD are 6.8225, 7.2946 and 7.8041 respectively.

(1) Excludes restricted cash.

(2) Includes dividend payable of $9,413,713, $11,806,800, $22,631,157 in 2006, 2007 and 2008 respectively.

Proposed Transaction

Transaction Overview

- China Discovery Acquisition Corp. through intermediary entities, will acquire 100% of the equity shares of Si Mei Te.
- Initial consideration is 14.7 million shares and $3.0 million in cash.
- An additional 6.8 million incentive shares (all or none basis) can be earned as per the following schedule:

Calendar Year End	Net Income Target	Shares
2009	At Least $30.0 million	1,800,000
2010	At Least $40.0 million	2,500,000
2011	At Least $52.0 million	2,500,000
Total		**6,800,000**

- In the event that 75% or more of China Discovery's currently outstanding publicly traded warrants are exercised, China Discovery will make an additional cash payment to Si Mei Te shareholders of $5.0 million.
- In 2008, a $21 million dividend was declared but has yet to be paid. The parties have agreed that the dividend will only be paid post-closing and only if the company will have at least $10 million in cash after the dividend is paid.

Capital Structure Post-Transaction

Capital Structure Post-Transaction	Shares	% of Common	% of Fully Diluted
Existing China Discovery Shares	5,750,000	26.4%	23.6%
Existing China Discovery Management Shares	1,355,000	6.2%	5.6%
Shares to be issued to Si Mei Te	14,700,000	67.4%	60.3%
Total Common Shares Post-Closing	**21,805,000**	**100.0%**	**89.4%**
Warrant Dilution (1)	2,588,261		10.6%
Post-Closing Fully Diluted Share Count	**24,393,261**		**100.0%**

Note: Does not include incentive shares payable to Si Mei Te shareholders if specified net income targets are achieved.

(1) Based on the treasury stock method and closing price of $5.75 on April 17, 2009. Includes all outstanding China Discovery warrants, consisting of 11,500,000 public warrants and 1,243,334 management warrants with an exercise price of $5.00 as well as underwriter's unit purchase option to purchase 500,000 units for $6.60 each (each unit consists of one share and two warrants with the warrants exercisable at $5.00). Also includes impact of $5 million cash payment to Si Mei Te shareholders paid in the event that 75% or more of the outstanding warrants are exercised.

Valuation Matrix

Valuation Matrix Based on 2009 Net Income Incentive Share Target

	Post-Acquisition Share Price			
	$6.00	**$7.00**	**$8.00**	**$9.00**
Fully Diluted China Discovery Shares [1]	10,178,889	11,774,524	12,971,250	13,902,037
Shares Issued to Si Mei Te [2]	16,500,000	16,500,000	16,500,000	16,500,000
Total Fully Diluted Shares	**26,678,889**	**28,274,524**	**29,471,250**	**30,402,037**
Implied Fully Diluted Equity Value	**$160,073,334**	**$197,921,668**	**$235,770,000**	**$273,618,333**
2009 Net Income Incentive Share Target	$30,000,000	$30,000,000	$30,000,000	$30,000,000
Implied Fully Diluted 2009 EPS	$1.12	$1.06	$1.02	$0.99
Implied Equity Value to 2009 Net Income	5.3x	6.6x	7.9x	9.1x
Ownership Structure:				
Public Shareholders	32.3%	35.6%	37.8%	39.5%
China Discovery Management	5.9%	6.1%	6.2%	6.3%
Si Mei Te Shareholders	61.9%	58.4%	56.0%	54.3%
Total	100.0%	100.0%	100.0%	100.0%

(1) Based on treasury stock method for outstanding China Discovery Public shares, Public Warrants, and Underwriter's UPO. Also includes impact of $5 million cash payment to Si Mei Te shareholders paid in the event that 75% or more of the outstanding warrants are exercised.

(2) Assumes 2009 incentive shares of 1,800,000 based on achieving a net income threshold of $30,000,000.

Public Market Comparables

SMT

Si Mei Te Comparable Companies — **($ in Millions Except for Share Price)**

Company Name		Stock Price	Equity Value	Enterprise Value	CY 2008E Revenue	CY 2008E Earnings Per Share	CY 2009E Revenue	CY 2009E Earnings Per Share	CY 2010E Revenue	CY 2010E Earnings Per Share
Nissin Foods Holdings Co., Ltd (TSE:2897)	(1)	$28.43	$3,476.2	$2,771.3	$3,641.1	$0.81	$3,721.3	$1.42	$3,754.6	$1.72
Tingyi Cayman Islands Holding Corp. (SEHK:322)		$1.22	$6,790.5	$7,185.4	$4,271.2	$0.04	$5,153.2	$0.05	$6,149.0	$0.07
Uni-President China Holdings Ltd (SEHK:220)		$0.35	$1,267.9	$817.3	$1,566.9	$0.03	$1,756.0	$0.03	$1,905.2	$0.03

		CY 2008E Enterprise Value / Revenue	CY 2008E Share Price / Earnings Per Share	CY 2009E Enterprise Value / Revenue	CY 2009E Share Price / Earnings Per Share	CY 2010E Enterprise Value / Revenue	CY 2010E Share Price / Earnings Per Share
Nissin Foods Holdings Co., Ltd (TSE:2897)	(1)	0.76x	35.3x	0.74x	20.0x	0.74x	16.6x
Tingyi Cayman Islands Holding Corp. (SEHK:322)		1.68x	27.6x	1.39x	22.5x	1.17x	18.7x
Uni-President China Holdings Ltd (SEHK:220)		0.52x	12.1x	0.47x	10.4x	0.43x	11.4x
High		**1.68x**	**35.3x**	**1.39x**	**22.5x**	**1.17x**	**18.7x**
Mean		**0.99x**	**25.0x**	**0.87x**	**17.6x**	**0.78x**	**15.5x**
Median		**0.76x**	**27.6x**	**0.74x**	**20.0x**	**0.74x**	**16.6x**
Low		**0.52x**	**12.1x**	**0.47x**	**10.4x**	**0.43x**	**11.4x**

Source: CapitalIQ

As of April 17, 2009

(1) Based on Actual CY 2008